November 13, 2007

Mail Stop 6010

Daniel Finch
4500 – 5th Street NE
#200 Bay 6
Calgary, Alberta, Canada T2E 7C3

> **Re:** **Advanced ID Corporation**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed November 9, 2007**
> **File No. 333-144556**

Dear Mr. Finch:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

1.   Please update the audited financial statements as required by Item 310(g) of Regulation S-B.

Financial Statements of Acquired Entities

2.   Please provide in your next amendment the financial statements and pro forma information required by Item 310(c) and (d) of Regulation S-B with respect to your acquisition of PNEU Logic.

3.   Please note that all audits of non-issuer financial statements filed with the Commission must be conducted in accordance with U.S. GAAS. Please provide an audit report that satisfies these requirements.

4.   In addition, we note that PNEU Logic's financial statements were prepared in accordance with U.K. GAAP. Please tell us how you have complied with the requirements under Items 17 or 18 of Form 20-F to include a reconciliation to U.S. GAAP.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Jody Walker, Esq.